NATIONWIDE S&P 500 INDEX FUND
                               (LOCAL FUND SHARES)

                      Supplement dated December 29, 1999 to
             Statement of Additional Information dated September 1, 1999

         The capitalized terms used in this supplement have the same meaning as defined in the Statement of Additional Information.

         Effective December 29, 1999, Fund Asset Management, L.P., a wholly-owned, indirect subsidiary of Merrill Lynch & Co., Inc. ("FAM"), replaced The Dreyfus Corporation as sub-investment adviser for the Fund. FAM, P.O. Box 9011, Princeton, New Jersey 08543-9011, serves as subadviser to the Fund and has the responsibility for making all investment decisions for the Fund.

         FAM is a wholly-owned, indirect subsidiary of Merrill Lynch & Co., Inc. and is part of the Merrill Lynch Asset Management Group, which had approximately $520 billion in investment company and other portfolio assets under management as of August 1999. This amount includes assets managed for Merrill Lynch affiliates.

         The fees payable by the Fund to VMF as set forth on page 14 of the Statement of Additional Information have been changed to the following: 0.13% of the Fund's average daily net assets up to $1.5 billion, 0.12% of the Fund's average daily net assets of $1.5 billion up to $3 billion, and 0.11% of the Fund's average daily net assets of $3 billion or more.

         The fees payable to the Subadviser by VMF as set forth on page 15 of the Statement of Additional Information have been changed to the following:

                  0.05% on  assets  up to $250  million
                  0.04% on assets of $250 million up to $1 billion 0.03% on assets of $1 billion or more

                INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE
                 STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE
                                   REFERENCE.